Contact

www.linkedin.com/in/rick-hoskins-b8529 (LinkedIn)

Rick Hoskins

Chairman

Mill Valley, California, United States

Experience

Powur PBC

Chairman of the Board

January 2015 - September 2024 (9 years 9 months)

San Diego, California

Kenyon College

Board Trustee

April 2018 - July 2022 (4 years 4 months)

Gambier, Ohio

YouSolar, Inc.

Director

September 2020 - April 2022 (1 year 8 months)

Photometics, Inc.

Director

March 2011 - April 2018 (7 years 2 months)

Urban School of San Francisco

Trustee

June 2014 - June 2017 (3 years 1 month)

San Francisco Bay Area

Genstar Capital

Managing Director

April 1998 - November 2016 (18 years 8 months)

21st Services, LLC

Director

July 2007 - July 2014 (7 years 1 month)

USO

Campaign Cabinet Member - Operation Enduring Care

January 2011 - April 2014 (3 years 4 months)

Arlington, Virginia

Raising $100 million to build two major USO Centers to support wounded warriors at the new expanded facilities at the National Naval Medical Center at Bethesda, Maryland, and a new medical campus at Ft. Belvoir, Virginia. The centers will offer a continuum of care to wounded warriors and their families and the families of the fallen, including those suffering from both visible and invisible wounds of war. The goal is to help meet the most important non-medical needs these troops and their families have from the time of their evacuation from the battlefield until their return to their communities at home prepared for a happy and full life.

SkyFuel, Inc
Director
February 2010 - February 2012 (2 years 1 month)

Thermal Solar Company

Fort Dearborn Company
Chairman of the Board
June 2006 - August 2010 (4 years 3 months)

Windows on America
Trustee
January 2010 - June 2010 (6 months)

Windows on America is a non-profit organization based in Germany. Originally initiated by the US ambassador to Germany, Tim Timken, the organization works with high school aged children in predominantly muslim communities within Germany. The purpose is to promote cross cultural understanding and offer youths the opportunity to visit the United States, establish connections and promote american values within their own communities.

Berkeley Repertory Theatre
President
2002 - 2009 (7 years)

Schroders & Partner
Partner
September 1992 - May 1996 (3 years 9 months)

Private equity firm based in Frankfurt, Germany, affiliated with UK based Schroder Ventures (now called Permira).

Burke Industries

Vice President & General Manager
May 1989 - August 1992 (3 years 4 months)

Morgan Stanley
Summer Associate
June 1988 - August 1988 (3 months)

The Boston Consulting Group
Consultant
1985 - 1987 (2 years)

Munich, Germany.

Education

Harvard Business School
MBA, Business · (1987 - 1989)

Stanford University
B.S., Electrical Engineering emphasis in Computer Science · (1981 - 1985)

Heidelberg American High School
· (1977 - 1981)